SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

       INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13D-1(A)
                AND AMENDMENTS THERETO FILED PURSUANT TO 13D-2(A)
                                (AMENDMENT  NO. 1)<FN1>

                           The Female Health Company
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   314462 10 2
                                   -----------
                                 (CUSIP Number)

                                Michael R. Walton
                           1626 North Prospect Avenue
                                    No. 2310
                           Milwaukee, Wisconsin 53202
                                (414)  276-5980
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                               November 14, 2000
                               -----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.
                         (Continued on following pages)
                               (Page 1 of 3 Pages)

<FN1>
     The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP  No.  314462  10  2     13D     Page  2  of  3 Pages
-------------------------                  --     --
1    NAME  OF  REPORTING  PERSON
     S.S.  OR  I.R.S.  IDENTIFICATION  NO.  OF  ABOVE  PERSON  (ENTITIES  ONLY)

       Michael R. Walton

2    CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP*
                                                                  (a) [ ]
                                                                  (b) [ ]
3    SEC  USE  ONLY

4    SOURCE  OF  FUNDS*

       PF

5    CHECK  BOX  IF  DISCLOSURE  OF  LEGAL  PROCEEDINGS  IS REQUIRED PURSUANT TO
     ITEMS  2(D)  OR  2(E)                                             [ ]

6    CITIZENSHIP  OR  PLACE  OF  ORGANIZATION

       USA

   NUMBER  OF          7   SOLE VOTING POWER
     SHARES                   485,900
  BENEFICIALLY         8   SHARED  VOTING  POWER
    OWNED  BY                 0
  EACH REPORTING       9   SOLE DISPOSITIVE POWER
   PERSON WITH                485,900
                      10   SHARED DISPOSITIVE POWER
                              0

11   AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
        485,900

12   CHECK  BOX  IF  THE  AGGREGATE  AMOUNT  IN  ROW 11 EXCLUDES CERTAIN SHARES*
                                                                       [ ]

13   PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  9
        3.6%

14   TYPE  OF  REPORTING  PERSON*
        IN

                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP  NO.  314462  10  2                              Page   3  of   3  Pages
                                                            ---     ---

     This amendment is being filed to report the sale of shares of Common Stock, par value $0.01 per share (the "Issuer Common Stock"), of The Female Health Company, a Wisconsin corporation (the "Company") by Mr. Walton, who as of November 20, 2000, ceased to be the beneficial owner of more than five percent of the Issuer Common Stock.

ITEM  5.  INTEREST  IN  SECURITIES  OF  THE  ISSUER
          -----------------------------------------

                                   Amount  of  Beneficial  Ownership
Name  of  Beneficial  Owner             Shares                 Percent
Michael  R.  Walton  (1)                485,900                  3.6%

          (1) Includes 88,126 shares of Class A Convertible Preferred Stock - Series 1 owned by Mr. Walton that are convertible into Issuer Common Stock, 166,874 shares of Class A Convertible Preferred Stock - Series 1 held by a trust of which Mr. Walton is trustee that are convertible into Issuer Common Stock and warrants to purchase 30,900 shares of Issuer Common Stock.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  November  20,  2000


                                          /s/ Michael  R.  Walton
                                          -----------------------
                                            Michael  R.  Walton